INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2015

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2015

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of International Equity Services, Inc.

We have audited the accompanying statement of financial condition of International Equity Services, Inc as of December 31, 2015, and the related statements of income(loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of International Equity Services, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of International Equity Services, Inc's financial statements. The supplemental information is the responsibility of International Equity Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 29, 2016

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note (1) - Nature of Business:

International Equity Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by another broker on a fully disclosed basis. Accordingly, open customer transactions are not reported on the books and records of the Company.

Note (2) - Summary of Significant Accounting Policies

(A) Method of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which the revenues are earned regardless of when the cash is received, and recognizes expenses in the accounting period in which the expenses are incurred regardless of when cash is disbursed.

(B) Securities and Transactions:

The Company records securities transactions, including commission revenue on a trade-date basis.

(C) Income Taxes:

The Company has elected under the applicable provision of the Internal Revenue Service and New York State Franchise Tax Codes to have the Corporation report its income for Federal and New York State Franchise tax purposes as an "S" corporation. Accordingly, the stockholders report the net taxable income or loss of the Company in their personal returns. Therefore, no provisions are made in the accompanying financial statements for Federal or NYS Franchise taxes, except for the NYS Franchise tax on "S" corporations.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's files its income tax returns in the US federal as well as state and local jurisdictions, and remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

(D) Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(E) Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2015 , there were no cash equivalents.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2015

Note (2) - Summary of Significant Accounting Policies - Continued
(F) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(G) Concentration of Credit Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) - Property and equipment

Property and equipment consists of the following as of: December 31, 2015

Furniture and equipment $	18,384
Computer equipment	38,969
	57,353
Less: Accumulated depreciation	40,295
Net book value $	17,058

Depreciation amounted to for the year ended   December 31, 2015 $ 5,840

Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is five years and furniture and fixtures is ten years.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2015

Note (4) - Related party Transactions

The Company and its affiliate are owned by the same stockholders. The Company pays its pro-rata share of the rent for the space it occupies.

Total expenses paid for the year ended December 31, 2015 was: $ 50,085

Note (5) - Net capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2015 , the Company had net capital of: $ 69,958

which exceeded its requirement of $5,000 by: $ 64,958

As December 31, 2015 of

of aggregate indebtedness to net capital of: 0.1026 to 1

Note (6) – Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Note (7) – Subsequent events evaluation

Management has evaluated subsequent events through January 29, 2016, the date the financial statements were available to be issued.

Note(8) - Commitment and Contingencies

The Company shares office space leased by an affiliated company. Total rent paid for the year ended December 31, 2015 was $50,085. The following is a schedule of future minimum rental payments required under this operating lease:

Year Ended December 31,		
2016	$	35,670
2017		37,811
2018		38,318
2019		38,826
2020		39,334
2021		33,131
	$	223,090